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                             January 19, 2023

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       500 Yale Avenue North
       Seattle, WA 98109

                                                        Re: Arrived Homes, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 36
                                                            Filed December 23,
2022
                                                            File No. 024-11325

       Dear Ryan Frazier:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS filed December 23, 2022

       Incorporation of Certain Information by Reference, page xxx

   1. We note your reference to the financial statements for fiscal years ended December 31,
                                                        2021 and 2020 within
your annual report on Form 1-K. Upon review of the Form 1-K, it does not appear there
are consolidated financial statements as of and for the period ended
                                                        December 31, 2021
contained in the filing, and there is no audit report for these financial statements or for the
financial statements for the period ended December 31, 2020. Please revise your filing or
tell us why you do not believe this is required.
   2. We note your reference to the interim financial Statements and accompanying notes as of and for the six months
ended June 30, 2022 within your semi-annual report on Form 1-
                                                        SA. Upon review of this
filing, it is not clear what periods the consolidating and
                                                        consolidated balance
sheets represent. The header on page F-2 indicates the balance
 Ryan Frazier
Arrived Homes, LLC
January 19, 2023
Page 2
       sheets presented are as of June 30 2022 (Unaudited) and December 31, 2021, but there is no information specifying what balance sheets begins on page F-2. The balance sheets beginning on page F-16 indicate that they are unaudited and as of June 30, 2022, but the balance sheets presented appear to be as of December 31, 2021. Please revise your filing to correct or tell us why you do not believe such revision is necessary.
3. We note that your Management's Discussion and Analysis in the referenced Form 1-SA filing does not contain results of operations for the six month period ended June 30, 2021, or any discussion of changes in operations between these periods. Please revise your discussion to provide this information or tell us why you believe this information is not required.
The Series Properties Being Offered, page 53

4. Please tell us how you considered the need to provide pro forma financial information for the properties you have acquired. Refer to Rule 8-05 of Regulation S-X.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Frazier
                                                             Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                             Office of Real
Estate & Construction
January 19, 2023 Page 2
cc:       John Rostom, Esq.
FirstName LastName